PATAPSCO BANCORP

INC

02058985

AR/S

P.E.
6-30-02

2

0

0

2

ANNUAL
REPORT

PATAPSCO BANCORP, INC.

Patapsco Bancorp, Inc. (the "Company") is the holding company for The Patapsco Bank (the "Bank"). The Bank is a Maryland commercial bank operating through three offices located in Dundalk, Parkville and Carney Maryland and serving eastern Baltimore County. The principal business of the Bank consists of attracting deposits from the general public and investing these deposits in loans secured by residential and commercial real estate, construction loans, commercial business loans, commercial leases and consumer loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities and noninterest income. Principally operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities provide funds for these activities.

MARKET INFORMATION

The Company's common stock trades under the symbol "PATD" on the OTC Bulletin Board. There are currently 373,613 shares of the common stock outstanding and approximately 353 holders of record of the common stock. Following are the high and low closing sale prices, by fiscal quarter, as reported on the OTC Bulletin Board during the periods indicated, as well as the dividends paid during such quarters. In the second quarter of fiscal 2002, the Company paid a 10% common stock dividend.

	High	Low	Dividends Per Share
Fiscal 2001:			
First Quarter	$ 22.25	$ 20.31	$ .14
Second Quarter	22.63	21.00	.14
Third Quarter	21.88	21.125	.14
Fourth Quarter	23.00	21.125	.14
Fiscal 2002:			
First Quarter	$ 27.50	$ 21.85	$ .14
Second Quarter	28.05	22.73	.14
Third Quarter	29.90	27.30	.14
Fourth Quarter	30.00	28.50	.14

The stated high and low closing sale prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

TABLE OF CONTENTS

PATAPSCO
BANCORP

1301 Merritt Boulevard ◦ Baltimore, Maryland 21222
410-285-1010 ◦ 410-285-8524 Fax

Dear Shareholder:

The directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank proudly present our seventh Annual Report.

This past year was extraordinary to say the least. The events of September 11 will be felt and absorbed by our Country for many years to come. The accounting scandals associated with the failure of a few of our largest companies will affect the corporate actions of all public companies, both large and small. Stock prices tumbled as the market absorbed the effects of the Country's first recession in many years.

From a financial standpoint, the major story of the year was the unprecedented drop in interest rates, which fell to their lowest levels in a generation. While we are not immune to global issues, this phenomenon had the most significant impact on our Company. Not only did this affect our savings customers, but also it also significantly influenced our balance sheet, as assets decreased by 3% to $159 million. This was the first time since we became a public company that our assets declined and it was a direct result of the massive amount of mortgage payoffs.

The drop in interest rates also affected our earnings. While our net profit for the year increased by $119,000 or 11.7% to $1.14 million, our diluted earnings per share decreased 4.6% to $2.29 per share, from $2.40 per share. Part of the decrease can be attributed to the facts that our preferred stock and new option plan were outstanding for a full year. However, the mortgage payoffs also caused the Bank to experience excessive liquidity for the majority of the year. This resulted in a short-term negative effect on our net interest margin, the spread between our interest earning assets and our interest bearing liabilities, which improved during the second half of the year and continues to improve. Similarly, because of the decrease in assets and our relatively flat earnings, our return on assets (ROA) increased only slightly from .72% to .73%. From a positive standpoint, it also allowed us to continue to diversify from our thrift past by restructuring our assets into more commercial bank assets.

At year end the Company's provision for loan losses stood at 1.20% of total loans, up from .88% the previous year. This was the result of the smaller loan portfolio and the addition of $560,000 to the loan loss reserve, which, after adjusting for charge offs, increased to $1.44 million from $1.16 million the previous year. The addition to the provision reflects the Company' experience and the riskier nature of a commercial bank's loan portfolio. The Company's ratio of non-performing assets to total assets was .52% and our capital ratio (equity to assets) was a very strong 9.22%.

We have continued to pay a $.14/share quarterly dividend which, when coupled with the stock dividend declared in October 2001, represents a 10 % increase in the cash dividend payout. The stock price has increased 29% from $22.05 at fiscal year end 2001 to $28.50 at fiscal year end 2002.

This past year represented a year of consolidation and refocus as your Company absorbed it first acquisition and moved forward into a rapidly weakening economy. Looking forward, our merger is now complete and the economy is attempting to shrug off the effects of the recession. The Company's net interest margin has recovered and the Company is poised to continue with the gains it has experienced since 'going public' in 1995. But, as always, it will be a challenge.

We continue to have other goals to accomplish. We shall continue to focus on creating new products and services that will allow us to be successful in a highly competitive banking environment. We will expand our efforts relative to business lending, commercial real estate loans, construction loans, consumer loans and leases. We shall continue to attract more demand deposit accounts and build our loan loss reserves as our portfolio continues to grow and change. In short, we will continue to implement the strategic plan to achieve a rate of growth that can be sustained over time consistent with safe and sound practices.

We will be accomplishing this in a changing regulatory environment. As a financial institution, we are comfortable working in a highly regulated environment. Nevertheless, the resultant fallout from the Enron and WorldCom debacles will result in more regulation and accountability for corporations and their officials. While your Company realizes that we are very small player in the corporate world, we do pride ourselves on our accountability and integrity. The Board of Directors and officers of your Company are committed to working for the benefit of our shareholders and working within the rules and regulations of the corporate world.

We will continue to execute our strategic plan that was designed to take a small savings and loan association and turn it into a full service community/commercial bank.We are determined to make the next year and the years to come, fruitful and fulfilling in a prudent manner.

In conclusion, the directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank thank all of our stockholders and customers for their confidence and support during the past year. We look forward to another prosperous new year.

Thomas P. O'Neill
Chairman
Board of Directors

Joseph J. Bouffard
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

PATAPSCO BANCORP, INC.

Selected Consolidated Financial Condition Data

	At June 30,	
	2002	2001
	(In thousands)	
Total assets	$ 158,736	$ 164,170
Loans receivable, net	118,350	127,834
Cash, federal funds sold and other interest bearing deposits	14,857	11,161
Investment securities	5,006	2,188
Mortgage-backed securities	13,705	5,680
Deposits	119,593	123,993
Borrowings	22,616	23,662
Stockholders' equity	13,930	12,805

Selected Consolidated Income Data

	Year Ended June 30,	
	2002	2001
	(In thousands)	
Interest income	$ 11,445	$11,587
Interest expense	5,580	6,240
Net interest income before provision for loan losses	5,865	5,347
Provision for loan losses	560	433
Net interest income after provision for loan losses	5,305	4,914
Noninterest income	866	576
Noninterest expenses:		
Compensation and employee benefits	2,609	2,133
Insurance	63	51
Professional fees	190	114
Equipment expenses	234	167
Net occupancy costs	197	137
Advertising	136	132
Data processing	204	192
Goodwill Amortization	-	91
Other	683	619
Total noninterest expenses	4,316	3,636
Income before provision (benefit) for income taxes	1,855	1,854
Income tax provision (benefit)	718	836
Net income	$ 1,137	$ 1,018

PATAPSCO BANCORP, INC.

Key Operating Ratios

	At or for the Year Ended June 30,	
	2002	2001
Performance Ratios:		
Return on average assets (net income divided by average total assets	0.73 %	0.72 %
Return on average stockholders' equity (net income divided by average stockholders' equity)	8.20	8.74
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.54	3.45
Net interest margin (net interest income divided by average interest-earning assets)	3.90	3.90
Ratio of average interest-earning assets to average interest-bearing liabilities	109.58	109.78
Ratio of noninterest expense to average total assets	2.76	2.57
Asset Quality Ratios:		
Nonperforming assets to total assets at end of period	0.52	0.20
Nonperforming (nonaccrual) loans to loans receivable, net at end of period	0.58	0.14
Allowance for loan losses to total loans at end of period	1.20	0.88
Allowance for loan losses to nonperforming loans at end of period	206.48	660.78
Net charge-offs to average loans outstanding	0.23	0.16
Capital Ratios:		
Stockholders' equity (incl .temporary equity) of period	9.22	8.20
Average stockholders' equity to average assets	8.86	8.23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and advances from the Federal Home Loan Bank of Atlanta. The net interest income earned on interest-earning assets ("net interest margin") and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on net interest income. The Company's net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, the Company's results of operations are also affected by the amount of its noninterest income, including loan fees and service charges, and levels of noninterest expense, which consists principally of compensation and employee benefits, insurance premiums, professional fees, equipment expense, occupancy costs, advertising, data processing and other operating expenses.

The Company's operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in the Company's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented. Average balances are derived from daily balances.

The table also presents information for the periods indicated with respect to the institution's net interest margin, which is net interest income divided by the average balance of interest earning assets. This is an important indicator of commercial bank profitability. The net interest margin is affected by yields on interest earning assets, the costs of interest bearing liabilities and the relative amounts of interest earning assets and interest bearing liabilities. Another indicator of an institution's net interest income is the interest rate spread or the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities.

	Year Ended June 30,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable (1)	$ 123,569	$10,415	8.43 %	$ 122,458	$10,676	8.72%
Investment securities(2)	4,368	252	5.43	3,564	245	6.88
Mortgage-backed securities	5,323	361	6.78	5,663	378	6.68
Short-term investments and other interest-earning assets	16,685	417	2.50	5,414	288	5.32
Total interest-earning assets	149,945	11,445	7.62	137,099	11,587	8.45
Non-interest-earning assets	6,617			4,357		
Total assets	$ 156,562			$ 141,456		
Interest-bearing liabilities:						
Deposits (3)	$ 118,081	$ 4,429	3.75	$ 100,244	4,740	4.73
Borrowings	18,754	1,151	6.14	24,638	1,500	6.09
Total interest-bearing liabilities	136,835	5,580	4.08	124,882	6,240	5.00
Non-interest-bearing liabilities	5,863			4,929		
Total liabilities	142,698			129,811		
Total Equity	13,864			11,645		
Total liabilities and retained earnings	$ 156,562			$ 141,456		
Net interest income		$ 5,865			$ 5,347	
Interest rate spread			3.54 %			3.45%
Net interest margin			3.90 %			3.90%
Ratio of average interest-earning assets to average interest-bearing liabilities			109.58 %			109.78 %

(1) Includes nonaccrual loans.
(2) Includes investments required by law
(3) Includes interest-bearing escrow accounts.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior year's rate); *(ii) changes in rate (changes in rate multiplied by prior year's volume).*

	Year Ended June 30,		
	2002 vs. 2001		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(In thousands)		
Interest income:			
Loans receivable	$ 98	$ (358)	$(260)
Investment securities	21	(15)	6
Mortgage-backed securities	(23)	6	(17)
Short-term investments and other interest-earning assets	173	(44)	129
Total interest-earning assets	269	(411)	(142)
Interest expense:			
Deposits (1)	1,919	(2,230)	(311)
Borrowings	(361)	12	(349)
Total interest-bearing liabilities	1,558	(2,218)	(660)
Change in net interest income	$(1,289)	$1,807	$ 518

(1) Includes interest-bearing escrow accounts.
(2) Combined Rate/volume variances, a third element of the calculation, are allocated to the volume and rate variances based on their relative size.

Comparison of Financial Condition at June 30, 2002 and 2001

General. Total assets decreased by $5.5 million or 3.3% to $158.7 million at June 30, 2002 from $164.2 million at June 30, 2001. The decrease was primarily due to loan sales and loan payoffs and amortization exceeding new loan production.

Loans Receivable. Net loans receivable decreased by $9.5 million or 7.4% to $118.3 million at June 30, 2002 from $127.8 million at June 30, 2001 as the first mortgage and consumer home improvement portfolios were reduced due to the mortgage re-financing wave resulting from record low interest rates. Loans held for sale decreased $9.9 million as the loan package held for sale at June 30, 2001 was sold in July. Commercial leases have increased $5.4 million, commercial business loans $1.2 million and commercial real estate and construction loans have increased $3.2 million. Since the conversion of the Company's primary subsidiary from a mutual savings and loan association to a stock savings bank and later into a commercial bank, the Company has continued to diversify its lending away from the traditional single-family mortgage market.

The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the dates indicated. At June 30, 2002, the Company had no concentrations of loans exceeding 10% of gross loans other than as disclosed below:

	At June 30,			
	2002		2001	
	Amount	%	Amount	%
	(Dollars in thousands)			
Real estate loans:				
Residential (1)	$ 59,609	47.89%	$ 75,497	57.39%
Commercial	15,487	12.44	13,542	10.29
Construction (2)	3,332	2.68	2,098	1.59
Consumer loans:				
Home improvement	9,562	7.68	11,427	8.69
Home equity loans	3,096	2.49	2,315	1.76
Loans secured by deposits	231	0.19	255	0.19
Other consumer loans	1,345	1.08	1,146	0.87
Commercial loans:				
Commercial loans	14,159	11.38	12,991	9.88
Commercial leases	17,643	14.17	12,287	9.34
	124,464	100.00%	131,558	100.00%
Less:				
Deferred loan origination fees, net of costs	66		16	
Unearned interest consumer loans	289		331	
Unearned interest commercial loans	3,976		1,602	
Purchase accounting discount, net	345		614	
Allowance for loan losses	1,438		1,161	
Total	$ 118,350		$ 127,834	

(1) Does not include loans held for sale.
(2) Net of loans in process.

The following table sets forth certain information at June 30, 2002 regarding the dollar amount of loans maturing or repricing in the Company's portfolio. Demand loans, loans having no stated schedule of repayments and any stated maturity, and overdrafts are reported as due in one year or less. Adjustable-rate and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the periods in which they mature, and fixed-rate loans are included in the period in which the final contractual repayment is due. The table does not include any estimate of prepayments that significantly shorten the average life of all mortgage loans and may cause the Company's repayment experience to differ from that shown below.

	Due during the year ending June 30, 2003	Due after 1 through 5 years after June 30, 2003	Due after 5 years after June 30, 2003	Total
	(In thousands)			
Real estate loans:				
Residential	$ 11,233	$ 3,632	$ 44,744	$ 59,609
Commercial	10,338	865	4,284	15,487
Construction	3,332	-	-	3,332
Consumer loans	3,448	5,060	5,726	14,234
Commercial loans	12,718	14,075	5,009	31,802
Total	$ 41,069	$ 23,632	$ 59,763	$ 124,464

The following table sets forth at June 30, 2002 the dollar amount of all loans which may reprice or are due one year or more after June 30, 2002 which have predetermined interest rates and have floating or adjustable interest rates.

	Predetermined Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
Residential	$44,763	$ 3,612	$ 48,375
Commercial	4,225	924	5,149
Consumer	10,787	-	10,787
Commercial	19,084	-	19,084
Total	$78,859	$ 4,536	$ 83,395

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

Investment Securities and Mortgage-Backed Securities. U.S. government agency securities increased to $2.2 million at June 30, 2002 from $0.7 million at June 30, 2001, and other investment securities increased from $1.2 million to $2.5 million. Mortgage-backed securities increased by $8.0 million in the year ended June 30, 2002 in part due to a $10 million leverage transaction entered into in May 2002. In September 2001, $2.0 million of investment securities were sold for a gain of $174,000. Equity securities increased $60,000 in the year as a result of increases in market values.

The following table sets forth the carrying value of the Company's investments at the dates indicated.

	At June 30,	
	2002	2001
	(Dollars in thousands)	
Securities available for sale, at fair value:		
U.S. government and agency securities	$ 2,244	$ 735
Equity securities	259	199
Investment securities	2,503	1,254
Mortgage-backed securities	13,705	5,680
Total securities available for sale	18,711	7,868
Investments required by law, at cost:		
FHLB of Atlanta stock	1,595	1,595
FRB of Richmond stock	308	308
Total investments required by law, at cost	1,903	1,903
Total investments	$20,614	$ 9,771

The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Company's investment portfolio at June 30, 2002.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Market Value	Average Yield
					(Dollars in thousands)						
Securities available for sale:											
Mortgage-backed securities	$ -	- %	$ 106	6.20 %	$ -	- %	$13,599	6.09 %	$ 13,705	$ 13,705	6.09%
U.S. Government & agency	-	-	1,502	4.17	742	5.00	-	-	2,244	2,244	4.44
Corporate Securities	-	-	2,503	4.97	-	-	-	-	2,503	2,503	4.97
Investments required by law	-	-	-	-	-	-	1,903	6.01	1,903	1,903	6.01
Equity securities	259	1.88	-	-	-	-	-	-	259	259	1.88
Total	$ 259	1.88%	$ 4,111	4.71%	$ 742	5.00%	$15,502	6.08%	$ 20,614	$ 20,614	5.72%

Deposits. Deposits decreased by $4.4 million or 3.5% to $119.6 million at June 30, 2002 from $124.0 million at June 30, 2001. The decrease in deposits is largely attributable to the bank allowing higher priced certificates of deposits to run-off. Certificates of deposit comprised 56.4% of the deposits. Noninterest checking accounts increased 35.2% to $5.9 million at June 30, 2002 from $4.4 million at June 30, 2001.

The following tables set forth the average balances based on daily balances and interest rates for various types of deposits as of the dates indicated.

	Year Ended June 30,			
	2002		2001	
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)			
Passbook, statement savings and Christmas Club	$ 23,272	1.68%	$ 21,001	2.71%
NOW checking	6,847	1.06	5,764	1.28
Money market	12,693	2.18	8,391	3.34
Certificates of deposit	74,459	4.95	64,200	6.01
Noninterest-bearing checking	5,045	--	4,594	--
Total	$122,316		$103,950	

The following table indicates the amount of the Company's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2002. At such date, such deposits represented 6.36% of total deposits and had a weighted average rate of 4.18%.

Maturity Period	Certificates of Deposits (In thousands)
Three months or less	$ 1,762
Over three through 12 months	1,079
Over 12 months	4,760
Total	$ 7,601

Borrowings. The Company's borrowings decreased by $1.0 million to $22.6 million at June 30, 2002 from $23.7 million at June 30, 2001. During the year, the Company paid down $6.4 million in Federal Home Loan Bank borrowings and $700,000 in the holding company loan, and borrowed an additional $6.0 million for a mortgage-backed security leverage transaction. At June 30, 2002, the Bank had $16.6 million in an unused credit line at the Federal Home Loan Bank of Atlanta.

The following table sets forth certain information regarding borrowings by the Company at the dates and for the periods indicated: There were no short-term borrowings outstanding in the years ended June 30, 2002 and 2001.

	At June 30,	
	2002	2001
	(Dollars in thousands)	
Amounts outstanding at end of period:		
FHLB advances	$ 21,700	$ 22,100
Other borrowings	1,000	1,700
Purchase Accounting Discount	(49)	(138)
Weighted average rate paid on:		
FHLB advances	6.22%	5.64%
Other borrowings	4.97%	6.25%

	Year Ended June 30,	
	2002	2001
	(Dollars in thousands)	
Maximum amount of borrowings outstanding at any month end:		
FHLB advances	$ 22,100	$ 31,900
Other borrowings	1,700	3,100

	Year Ended June 30,	
	2002	2001
	(Dollars in thousands)	
Approximate average borrowings outstanding with respect to:		
FHLB advances	$17,385	$23,352
Other borrowings	1,369	1,286

Comparison of Operating Results for the Years Ended June 30, 2002 and 2001

General. The Company's net income increased by $119,000 or 11.7% to $1.1 million in the year ended June 30, 2002 compared to $1,0 million in the year ended June 30, 2001. The increase in net income was primarily due to lower funding costs and higher non-interest income offsetting lower interest income and higher operating expenses.

Net Interest Income. The Company's net interest income increased by $0.5 million or 9.7% to $5.8 million in the year ended June 30, 2002 from $5.3 million in the year ended June 30, 2001.

The increase in net interest income is primarily attributable to lower rates paid on deposits. As shown in the Rate/Volume Analysis above, the decrease in rates, primarily, deposits, was responsible for $1.8 million of the increase in net interest income and increases in average volumes, again, primarily in deposits, was responsible for decreasing net interest income by $1.3 million.

The Company's net interest margin remained stable at 3.90% for the year ended June 30, 2002, the same as the year ended June 30, 2001. The decrease in yields on earning assets of 83 basis points was offset by a decrease of 92 basis points in the cost of funds

After decreasing during the first half of the Company's fiscal year, the net interest margin has shown steady improvement. After decreasing to 3.53% and 3.54% for the quarters ended September 30, 2001 and December 31, 2001 respectively, the net interest margin has improved to 4.19% and 4.35% in the quarters ended March 31, 2002 and June 30, 2002, respectively. In the first half of the year, due to the loan sale, other loan pay-offs and low loan demand, higher balances were being kept in low-yielding overnight investments. This significantly reduced the yield on earning assets. During this same period, the costs of deposits and borrowings did not decrease by a similar amount, resulting in a lower net interest margin. In the last half of the Company's fiscal year, funding costs, primarily the cost of certificates of deposits were lowered significantly as maturing certificates either repriced at lower rates or left to chase higher yields elsewhere. Future improvements in the net interest margin are anticipated to result from lower borrowing costs, investing overnight funds into loans and an improvement in the deposit mix to reduce the Bank's reliance on certificate of deposit accounts.

Interest Income. The Company's total interest income decreased by $142,000 or 1.2% to $11.4 million in the year ended June 30, 2002 from $11.6 million in the year ended June 30, 2001. The decrease in the yields earned on interest earning assets reduced interest income by $411,000. This was somewhat offset by an increase in the average balance of interest earning assets that increased interest income by $269,000.

Interest income on loans decreased $260,000, or 2.4% during fiscal year 2002. The decrease is attributable to the 29 basis point decrease in the yields earned on loans slightly offset by the $1.1 million increase in the average balance of loans outstanding

Interest income on investment securities increased by $6,000 to $252,000 in fiscal year 2002 as compared to $245,000 in fiscal year 2001. The increase was primarily the result of an increase in average balances offsetting a decrease in the average yields.

Interest income on mortgage-backed securities decreased $17,000 or 4.5% to $361,000 in fiscal 2002 from $378,000 in the fiscal year ended June 30, 2001. The lower average balance outstanding of mortgage-backed securities resulted in a decrease in interest income of $23,000 that was slightly offset by higher rates earned. The year-to-year increase in the balance of mortgage-backed securities was due to the May 2002 purchase of $10 million in these securities. This purchase occurred too late in the year to offset the lower balances, due to normal amortization and prepays, of the rest of the portfolio.

Interest income on short-term investments and other interest earning assets increased $129,000 or 44.7% to $417,000 in the fiscal year ended June 30, 2002 from $288,000 in the fiscal year ended June 30, 2001. The increase in interest income is the result of higher average balances in overnight investments resulting from the $9.9 million loan sale, the high level of prepayments in the first mortgage portfolio and low loan demand for much of the year.

Interest Expense. The Company's interest expense decreased by $660,000 or10.6% to $5.6 million in fiscal year 2002 from $6.2 million during the fiscal year ended June 30, 2001. As shown in the rate/volume table above, the decrease in rates paid on deposits and the lower average balance of borrowed money more than offset the higher average balances of deposits outstanding for the year.

Interest expense on deposits decreased $311,000 or 6.6% to $4.4 million in fiscal year 2002 from $4.7 million in fiscal 2001. Lower rates were responsible for $2.2 million in the decrease somewhat offset by a $1.9 million increase in interest expense due to higher volumes.

Interest expense on borrowed money decreased $348,000 or 23.3% to $1.2 million in the year ended June 30, 2002 from $1.5 million in the year ended June 30, 2001. The decrease is the result of lower average balances of borrowings outstanding. As noted previously, the loan sale, loan pay-offs and low loan demand have resulted in an increase in money invested overnight. Because of this excess liquidity, borrowings from the Federal Home Loan Bank of Atlanta were paid off as they came due. It was not until the purchase of mortgage-backed securities in May 2002, that the Bank borrowed new money.

Provision for Loan losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." The adequacy of the allowance for loan losses is determined through a continuous review of the loan and lease portfolio and considers factors such as prior loss experience, type of collateral, industry standards, past due loans in the Company's loan portfolio, current economic conditions and other factors unique to particular loans and leases. The Company's management periodically monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio.

The following table shows the activity in the allowance for loan losses in the years ended June 30 2002 and 2001:

	Year Ended June 30,	
	2002	2001
	(Dollars in thousands)	
Balance at beginning of period	$ 1,161	$ 743
Assumed in acquisition	--	183
Loans charged off:		
Real estate mortgage	--	--
Commercial Loan	28	--
Commercial Lease	128	56
Consumer	201	192
Total charge-offs	357	248
Recoveries:		
Real estate mortgage	12	11
Commercial Loan	10	--
Commercial Lease	16	2
Consumer	36	37
Total recoveries	74	50
Net loans charged off	283	198
Provision for loan losses	560	433
Balance at end of period	$ 1,438	$ 1,161
Ratio of net charge-offs to average loans outstanding during the period	0.23%	0.16%
Ratio of loan loss reserve to non-performing loans	206.48%	660.78%

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	Amount	% of Loans to Total Loans	Amount	% of Loans to to Total Loans
		(Dollars in thousands)		
Real estate mortgage:				
Residential	$ 111	47.9%	$ 119	57.4 %
Commercial	255	12.4	107	10.3
Construction	50	2.7	39	1.6
Consumer and other	227	11.4	195	11.5
Commercial Business	275	11.4	154	9.9
Commercial Lease	380	14.2	209	9.3
Unallocated	140	--	338	--
Total allowance for loan losses	$ 1,438	100.00%	$ 1,161	100.00%

The provision for loan losses was $560,000 in fiscal year 2002, an increase of $128,000 or 29.5% over the fiscal year 2001 provision of $433,000. Net charge-offs for the year increased 43.9% to $283,000, with increases in all categories excepting real estate lending. The Company's allowance for loan losses has increased as a percentage of total loans outstanding to 1.20% at June 30, 2002 from 0.88% at June 30, 2001. This increase resulted from both a higher balance in the loan loss reserve and lower overall loan balances, primarily due to the sale and pay-offs of residential first mortgage loans. The Company's allowance for loan losses as a percentage of non-performing loans was 206.5% at June 30, 2002 as compared to 660.78% at June 30, 2001.

The following table sets forth information with respect to the Company's non-performing assets at the dates indicated.

	At June 30,	
	2002	2001
	(In thousands)	
Loans accounted for on a non-accrual basis: (1)		
Real estate:		
Residential	$ 285	$ --
Commercial	--	--
Construction	--	--
Consumer	--	--
Commercial Loan/Lease	411	176
Total	$ 696	$ 176
Accruing loans which are contractually past due 90 days or more	$ --	$ --
Total	$ --	$ --
Total non-performing loans	$ 696	$ 176
Percentage of total loans	0.58%	0.14 %
Other non-performing assets (2)	$ 128	$ 146

(1) Non-accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a non-accrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the collectability of the loan.

(2) Other non-performing assets represents property acquired by the Company through foreclosure or repossession. This property is carried at the lower of its fair market value less estimated selling costs or the principal balance of the related loan, whichever is lower.

At June 30, 2002, non-accrual loans consisted of two residential real estate loans totaling $285,000, one with a balance of $221,000 is currently under contract of sale. Also included on non-accrual loans at June 30, 2002 are six lease transactions with a balance of $215,000 and three commercial business loans with a balance of $196,000. One of the commercial loans totaling $61,000 is the guaranteed portion of an SBA loan. A claim has been submitted and the Bank is awaiting payment from the SBA. Another commercial loan totaling $104,000 has an 80% SBA guarantee.

Except as discussed below, the Company had no loans not classified as non-accrual, 90 days past due or restructured where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may result in disclosure as non-accrual, 90 days past due or restructured. At June 30, the Company had a $0.9 million commercial loan collateralized by automobile leases and automobiles in the 30 – 59 day delinquent category that was classified special mention. As a result of payments received, at August 31, this account remained in the 30 – 59 day delinquent category. The borrower is attempting to arrange alternative financing. Due to the nature of the collateral, the Bank at this time, does not anticipate any loss of principal from this credit. At June 30, the company had a $250,000 loan that was not delinquent, to a local contracting company that has subsequently informed the Bank that it will be ceasing operations and declaring bankruptcy. Collateral for this loan is the principal's primary residence and business assets. A very preliminary analysis revealed a collateral shortfall in the range of $50,000 to $100,000. When this estimate is firmed up, a charge will be taken against the Bank's loan loss reserve.

At June 30, 2002, the Company had $128,000 in repossessed assets, which consisted of two residential properties. As of August 31, 2002, both have been sold for a combined loss of $3,000.

Non-interest Income. The Company's noninterest income consists of loan fees and service charges and net gains and losses on sales of investment securities, mortgage-backed securities, loans and repossessed assets. Total noninterest income increased by $290,000 or 50.4% to $866,100 in fiscal year 2002 as compared to $576,000 in fiscal year 2001. The increase was a result of the $337,000 gain on the sale of loans recognized in the year. This represents 116% of the total increase in non-interest income for the year. Gains on sale of investments of $175,000 were recognized in the year ended June 30, 2002 as compared to $171,000 in the year ended June 30, 2001. Fees and service charges decreased $7,000 or 2.0% due to lower miscellaneous income

Non-interest Expense. The Company's total noninterest expense increased by $679,000, or 18.7%, to $4.3 million during fiscal 2002, as compared to $3.6 million in fiscal 2001. The Company experienced a $476,000, or 22.3% increase in compensation and employee benefits expense during fiscal 2002, a $75,000 or 65.9% increase in professional fees, a $67,000 or 40.4% increase in equipment expenses and a $60,000 or 43.9% increase in occupancy costs. Salaries and benefits expense increased primarily due to a full year of staffing levels at the multiple locations acquired in the Northfield transaction, increased deferred compensation expense related to the now frozen Rabbi- trust, an increased accrual for the employee stock ownership plan that resulted from the appreciation in the Company's stock price, and higher employee health insurance costs. Professional fees increased due to the costs of outside consultants performing loan and internal control reviews as well as higher legal and audit expenses. Occupancy expenses increased as a result of operating the three locations acquired in the Northfield transaction for a full twelve months. Equipment expenses increased primarily due to the costs associated with making the multitude of software programs provided by our core systems vendor work with modern operating systems and PC-based programs. The Company is in the process of evaluating alternative core processing systems both from the current vendor and others.

Asset/Liability Management

The Company's net income is largely dependent on the Bank's net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest bearing deposits , other liabilities, and stockholders' equity.

The Bank's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities at June 30, 2002, is presented in the following table. The table was derived using assumptions which management believes to be reasonable.

The Company has established an Asset/Liability Management Committee ("ALCO") that currently is comprised of four non-employee directors, the President, the Senior Vice President and the Chief Financial Officer. This Committee meets on a monthly basis and reviews the maturities of the Company's assets and liabilities and establishes policies and strategies designed to regulate the Company's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Company's assets and liabilities is to maintain an acceptable net interest margin while reducing the net effects of changes in interest rates.

Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate-term assets in portfolio, including locally originated adjustable-rate commercial real estate and commercial business loans. In addition, the Company has available for sale investment and mortgage-backed securities, carried at fair value, totaling $18.7 million as of June 30, 2002. The Company is holding these investment securities as available for sale because it may sell these securities prior to maturity should it need to do so for liquidity or asset and liability management purposes.

The Company's Board of Directors is responsible for reviewing the Company's asset and liability management policies. The Asset/Liability Management Committee reports to the Board monthly on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies of the Board of Directors with respect to the Company's asset and liability goals and strategies.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2002 that are expected to mature or reprice in each of the time periods shown.

	Three Months or Less	Over Three Months Through One Year	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Twenty Years	Over Twenty Years	Total
			(Dollars in thousands)				
Rate sensitive assets:							
Loans receivable	$35,910	$ 6,996	$25,770	$12,817	$21,544	$21,427	$124,464
Mortgage-Backed securities	108	429	96	-	7,120	5,952	13,705
Investment securities	259	-	3,997	750	-	-	5,006
Short-term investments and other interest-earning assets	12,616	-	483	-	-	-	13,099
Total	48,893	7,425	30,346	13,567	28,664	27,379	156,274
Rate sensitive liabilities:							
Deposits	16,666	24,955	58,642	19,326	3	-	119,592
Borrowings	3,000	2,500	12,100	5,100	-	-	22,700
Total	19,666	27,455	70,742	24,426	3	-	142,292
Interest sensitivity gap	$29,227	$(20,030)	$(40,396)	$(10,859)	$28,661	$27,379	
Cumulative interest sensitivity gap	$29,227	$ 9,197	$(31,199)	$(42,058)	(13,397)	$13,982	
Ratio of cumulative gap to total assets	18.43%	5.80%	(19.67)%	(26.52)%	(8.45)%	8.82%	

The interest rate-sensitivity of the Company's assets and liabilities illustrated in the table above could vary substantially if different assumptions were used or actual experience differs from the assumptions used. If passbook and NOW accounts were assumed to mature in one year or less, the Company's one-year negative gap would have increased.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company utilizes two additional measures of risk. These are quantitative measures of the percentage change in net interest income and equity capital resulting from a hypothetical change of plus or minus 200 basis points in market interest rates for maturities from one day to thirty years. As of June 30, 2002, the Bank had the following estimated sensitivity profile for net interest income and fair value of equity:

	+ 200 basis points	-200 basis points	Policy Limit
% Change in Net Interest Income	2.0 %	-4.0 %	±10.0%
% Change in Fair Value of Equity	-6.0 %	-23.0 %	±25.0%

Liquidity and Capital Resources

An important component of the Company's asset/liability structure is the level of liquidity available to meet the needs of customers and creditors. The Company's Asset/Liability Management Committee has established general guidelines for the maintenance of prudent levels of liquidity. The Committee continually monitors the amount and source of available liquidity, the time to acquire it and its cost.

The Company's most liquid assets are cash on hand, interest-bearing deposits and Federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At June 30, 2002, the Company's cash on hand, interest bearing deposits and Federal funds sold totaled $14.8 million.

The Company anticipates that it will have sufficient funds available to meet its current loan origination, and unused lines-of-credit commitments of approximately $4.5 million and $3.9 million, respectively. Certificates of deposit that are scheduled to mature in less than one year at June 30, 2002 totaled $35.1 million. Historically, a high percentage of maturing deposits have remained with the Company.

The Company's primary sources of funds are deposits, borrowings and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The Company, as the holding company for the Bank, has an annual cash requirement of approximately $539,000 for the payment of common and preferred dividends and interest and principal on a loan whose proceeds were used in the acquisition of Northfield Bancorp, Inc. and Northfield Federal Savings Bank in November 2000. As of June

30, 2002, the balance of this loan is $1 million. The only source of funds for the holding company is dividends from the Bank. The Bank cannot pay dividends to the holding company without prior permission from the Federal Reserve Bank of Richmond. When reviewing requests to pay this type of dividend, the Federal Reserve Bank of Richmond considers, among other factors, the current capital levels and earnings of the Bank. The Bank has not experienced, nor does it anticipate any difficulty in receiving such permission.

At June 30, 2002, the Company exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Company's regulatory compliance at June 30, 2002.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets)	$ 13,109	13.49 %	$ 7,777	8.0%	$ 9,721	10.0%
Tier 1 Capital (to Risk Weighted Assets)	11,894	12.24	3,888	4.0	5,833	6.0
Tier 1 Capital (to Average Assets)	11,894	7.73	6,157	4.0	7,696	5.0

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Accounting Pronouncements with Future Effective Dates

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also requires reporting of discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Statement also eliminates the exception to consolidation for a temporarily controlled subsidiary. Management believes that the above will not have a material impact on the Company's financial statements.

Anderson Associates, LLP

Certified Public Accountants
7621 Fitch Lane
Baltimore, Maryland 21236
410-882-8050

Independent Auditors' Report

The Stockholders and The Board of Directors
Patapsco Bancorp, Inc.
Dundalk, Maryland

We have audited the consolidated statements of financial condition of Patapsco Bancorp, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the two year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patapsco Bancorp, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the two year period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Anderson Associates LLP

August 13, 2002
Baltimore, Maryland

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition

June 30, 2002 and 2001

	2002	2001
Assets		
Cash:		
On hand and due from banks	$ 3,660,638	2,710,768
Interest bearing deposits	7,464,183	2,630,770
Federal funds sold	3,732,000	5,819,093
Investment securities at fair value (note 2)	5,005,955	2,188,212
Mortgage-backed securities at fair value (note 3)	13,705,241	5,679,605
Loans Held for Sale (note 1)	--	9,914,139
Loans receivable, net (note 4)	118,349,734	127,833,640
Investment required by law, at cost (note 9)	1,903,350	1,903,350
Property and equipment, net (note 5)	1,056,806	1,193,425
Goodwill	1,869,691	1,839,691
Deferred taxes (note 8)	699,125	838,061
Accrued interest, prepaid expenses and other assets	1,288,860	1,589,529
	$158,735,583	164,170,283
Liabilities and Stockholders' Equity		
Liabilities:		
Interest bearing deposits (note 6)	$113,682,321	119,622,698
Noninterest bearing deposits	5,910,312	4,369,526
Borrowings (note 7)	22,616,019	23,661,772
Accrued expenses and other liabilities	1,925,523	3,091,467
Total liabilities	144,134,175	150,745,463
Temporary equity – ESOP shares subject to put option(note 11)	671,724	620,311
Stockholders' equity (notes 9, 10 and 11):		
Preferred stock-Series A Noncumulative Convertible Perpetual $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $25 per share; 100,166 and 106,073 outstanding at June 30, 2002 and June 30, 2001, respectively	1,002	1,061
Additional paid-in-capital	2,505,495	2,650,733
Common stock $0.01 par value; authorized 4,000,000 shares; issued and outstanding 373,613 shares at June 30, 2002 and 332,950 shares at June 30, 2001	3,736	3,330
Additional paid-in capital	2,020,324	1,009,626
Contra equity - Employee Stock Option Plan (ESOP)	(119,537)	(185,695)
Contra equity - Management Recognition Plan (MRP)	--	(60,610)
Deferred compensation - Rabbi Trust	(77,544)	(77,544)
Obligation under Rabbi Trust	249,976	--
Retained earnings, substantially restricted	9,207,460	9,331,919
Accumulated other comprehensive income, net of taxes	138,772	131,689
	13,929,684	12,804,509
Commitments (notes 4, 5, 10 and 11)		
	$158,735,583	164,170,283

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended June 30, 2002 and 2001

	2002	2001
Interest income:		
Loans receivable (note 4)	$10,415,229	10,675,371
Mortgage-backed securities	361,170	378,275
Investment securities	251,639	245,281
Federal funds sold and other investments	416,693	288,025
Total interest income	11,444,731	11,586,952
Interest expense:		
Deposits	4,422,358	4,733,067
Interest on short term borrowing	6,597	7,067
Interest on long term debt	1,150,842	1,499,662
Total interest expense	5,579,797	6,239,796
Net interest income	5,864,934	5,347,156
Provision for losses on loans (note 4)	560,000	432,500
Net interest income after provision for losses on loans	5,304,934	4,914,656
Noninterest income:		
Fees and service charges	334,836	342,324
Net gain on sales of other real estate owned	--	19,556
Gain on sale of investment and mortgage-backed securities (notes 2 and 3)	174,470	170,830
Gain on sale of loans held-for-sale	337,025	--
Other	19,788	43,059
Total noninterest income	866,119	575,769
Noninterest expenses:		
Compensation and employee benefits	2,609,419	2,133,066
Insurance	62,733	51,267
Professional fees	189,826	114,448
Equipment expenses	233,781	166,534
Net occupancy costs	197,133	136,996
Advertising	135,989	132,250
Data processing	203,948	191,499
Goodwill Amortization	--	91,424
Other	682,852	619,042
Total noninterest expenses	4,315,681	3,636,526
Income before income taxes	1,855,372	1,853,899
Income tax provision (note 8)	718,458	836,269
Net income	$1,136,914	1,017,630
Net income per share of common stock (note 1):		
Basic	$ 2.63	2.61
Diluted	2.29	2.40

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended June 30, 2002 and 2001

	Preferred Stock	Additional Paid-In Capital Preferred	Common Stock	Additional Paid-In Capital	Contra-Equity ESOP	Contra-Equity MRP	Rabbi Trust	Retained Earnings	Accumulated Other Comprehensive Income, Net of Taxes	Total Stockholders' Equity
Balance at July 1, 2000	$ -	-	3,274	950,692	(254,045)	(154,761)	-	8,625,749	(112,172)	9,058,737
Comprehensive income										
Net income	-	-	-	-	-	-	-	1,017,630	-	-
Adjustment to unrealized net holding losses on · available-for-sale portfolios, net (note 1)	-	-	-	-	-	-	-	-	243,861	-
Comprehensive income	-	-	-	-	-	-	-	-	-	1,261,491
Compensation under stock-based benefit plans	-	-	-	37,561	68,350	94,151	-	-	-	200,062
Cash dividends declared ($.56 per share)	-	-	-	-	-	-	-	(311,460)	-	(311,460)
Options exercised	-	-	34	63,712	-	-	-	-	-	63,746
Purchase of common stock	-	-	(10)	(21,639)	-	-	-	-	-	(21,649)
Transfer to temporary equity	-	-	-	(99,750)	-	-	-	-	-	(99,750)
Rabbi Trust Shares from Acquisition	-	-	-	-	-	-	(77,544)	-	-	(77,544)
Issuance of Preferred Stock	1,093	2,729,783	-	-	-	-	-	-	-	2,730,876
Conversion of Preferred to Common	(32)	(79,050)	32	79,050	-	-	-	-	-	-
Balance at June 30, 2001	1,061	2,650,733	3,330	1,009,626	(185,695)	(60,610)	(77,544)	9,331,919	131,689	12,804,509
Comprehensive income										
Net income	-	-	-	-	-	-	-	1,136,914	-	-
Adjustment to unrealized net holding losses on available-for-sale portfolios, net (note 1)	-	-	-	-	-	-	-	-	7,083	-
Comprehensive income	-	-	-	-	-	-	-	-	-	1,143,997
Compensation under stock-based benefit plans	-	-	-	42,538	66,158	60,610	-	-	-	169,306
Cash dividends declared ($0.56 per share)	-	-	-	-	-	-	-	(388,460)	-	(388,460)
Common Stock Dividend			334	872,579				(872,913)	-	-
Options exercised	-	-	33	57,374	-	-	-	-	-	57,407
Purchase of common stock	-	-	-	-	-	-	-	-	-	-
Purchase of preferred stock	(23)	(55,615)			-	-	-	-	-	(55,638)
Transfer to temporary equity	-	-	-	(51,413)	-	-	-	-	-	(51,413)
Rabbi Trust Shares from Acquisition	-	-	-	-	-	-	-	-	-	-
Obligation under rabbi trust	-	-	-	-	-	-	249,976	-	-	249,976
Issuance of Preferred Stock	-	-	-	-	-	-	-	-	-	-
Conversion of Preferred to Common	(36)	(89,623)	39	89,620	-	-	-	-	-	-
Balance at June 30, 2002	1,002	2,505,495	3,736	2,020,324	(119,537)	-	172,432	9,207,460	138,772	13,929,684

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 1,136,914	1,017,630
Adjustments to reconcile net income to net cash provided by operating activities:		
Goodwill amortization	--	91,424
Depreciation	149,715	153,866
Provision for losses on loans	560,000	432,500
Provision for loss on foreclosed real estate	10,000	--
Non-cash compensation under stock-based benefit plans	169,306	200,062
Amortization of premiums and discounts, net	142,330	(199,947)
Deferred loan origination fees, net of costs	19,971	1,389
Gain on sale of investment securities	(174,470)	(169,475)
Gain on sale of loans held-for-sale	(337,025)	--
Gain on sale of mortgage-backed securities	--	(1,355)
Gain on sale of real estate owned	--	(19,556)
Change in deferred taxes	134,481	(19,943)
Increase(Decrease) in accrued interest on investments, prepaid expenses and other assets	290,669	(151,525)
(Decrease) increase in accrued expenses and other liabilities	(915,968)	(321,760)
Net cash provided by operating activities	1,185,923	1,013,310
Cash flows from investing activities:		
Cash consideration Northfield acquisition, net	--	(2,831,106)
Purchase of certificate of deposit	(99,000)	--
Purchase of investment securities	(4,755,665)	(6,811)
Proceeds from sale of investment securities	2,004,510	3,117,986
Purchase of mortgage-backed-securities	(10,000,000)	--
Proceeds from sale of mortgage-backed securities	--	250,715
Principal repayments on mortgage-backed securities	2,023,423	1,349,931
Proceeds from sale of loans-held-for-sale	10,251,164	--
Principal repayments on loans held for sale	--	105,801
Loan principal disbursements, net of repayments	8,834,366	(3,803,482)
Proceeds from sale of real estate owned	--	330,357
Purchase of investment required by law	--	(442,500)
Purchases of property and equipment	(13,096)	(175,356)
Net cash used in investing activities	$ 8,245,702	(2,104,465)

(Continued)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows, Continued

Years ended June 30, 2002 and 2001

	2002	2001
Cash flows from financing activities:		
Net increase (decrease) in deposits	$ (4,347,744)	9,999,366
Purchase of common stock	--	(21,649)
Purchase of preferred stock	(55,638)	--
Stock options exercised	57,407	63,746
Additional borrowings	6,000,000	27,900,000
Repayments of borrowings	7,100,000	(29,200,000)
Dividends paid	(388,460)	(311,460)
Net cash(used in) provided by financing activities	(5,834,435)	8,430,003
Net increase (decrease) in cash and cash equivalents	3,597,190	7,338,848
Cash and cash equivalents at beginning of year	10,776,631	3,437,783
Cash and cash equivalents at end of year	$14,373,821	10,776,631

The Following is a Summary of Cash and Cash Equivalents:		
Cash on hand and due from banks	$ 3,660,638	2,710,768
Interest bearing deposits in other banks	7,464,183	2,630,770
Federal funds sold	3,732,000	5,819,093
	14,856,821	11,160,631
Less - Certificates of deposit maturing in 90 days or more included in interest bearing deposits in other banks	(483,000)	(384,000)
Cash and cash equivalents reflected on the Statement of Cash Flows	$14,373,821	10,776,631

Supplemental information:		
Interest paid on savings deposits and borrowed funds	$ 5,579,797	6,239,796
Income taxes paid	820,400	836,269
Transfer from loans to real estate owned	--	384,899
Preferred stock issued for acquired company	--	2,730,876
Preferred stock converted to common stock	89,659	79,082
Common Stock Dividend	872,913	--
Transfer ESOP shares to temporary capital	51,413	--

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Patapsco Bancorp, Inc. (the Company) is the holding company of The Patapsco Bank (Patapsco). Patapsco owns 100% of Prime Business Leasing, Inc. (Prime Leasing) and Patapsco Financial Services, Inc. (Financial). The primary business of Patapsco is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans. Patapsco is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. Patapsco is subject to the regulations of certain agencies of the federal government and undergoes periodic examination by those agencies. The primary business of Prime Leasing is the origination and servicing of commercial leases. The primary business of Financial is the sale of consumer investments.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Patapsco, Prime Leasing and Financial. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

Management believes that the allowance for loan losses is adequate. While management uses and considers available information in making the required estimates, additional provisions for losses may be necessary based on changes in economic conditions, particularly in Baltimore and the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Patapsco's allowance for loan losses. Such agencies may require Patapsco to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

Cash equivalents include cash, federal funds sold and interest bearing deposits in other bank with an original maturity of 90 days or less. Cash equivalents and other liquidity and short term investments are carried at cost, which approximates market value.

(1) Continued

Investment and Mortgage-Backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt and equity securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held-to-maturity or trading are considered available-for-sale and are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects.

If a decline in value of an individual security classified as held-to-maturity or available-for-sale is judged to be other than temporary, the cost basis of that security is reduced to its fair value and the amount of the write-down is included in earnings. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sales of investments, cost is determined using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using the interest method.

Loans Held For Sale

Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined based on outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined using the specific identification method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation computed by use of straight-line and accelerated methods over the estimated useful lives of the related assets. Additions and betterments are capitalized and costs of repairs and maintenance are expensed when incurred. The related costs and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

(1) **Continued**

Loan Fees

Loan origination fees are deferred and amortized to income over the contractual lives of the related loans using the interest method. Certain incremental direct loan origination costs are deferred and recognized over the contractual lives of the related loans using the interest method as a reduction of the loan yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

Provision for Losses on Loans

Provisions for losses on loans receivable are charged to income, based on management's judgment with respect to the risks inherent in the portfolio. Such judgment considers a number of factors including historical loss experience, the present and prospective financial condition of borrowers, the estimated value of underlying collateral, geographic concentrations, current and prospective economic conditions, delinquency experience and status of nonperforming assets. Additionally, accrual of interest on potential problem loans is excluded from income when, in the opinion of management, the full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due, unless the obligation is well secured and in the process of collection. Interest collected on nonaccrual loans is generally recorded in income in the period received.

In accordance with the provisions of Statement of Financial Accounting Standards No. 114, *Accounting for Creditors for Impairment of a Loan*, as amended by Statement 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures* (collectively referred to as "Statement 114"), Patapsco determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that Patapsco will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if Patapsco expects to collect all amounts due, including past-due interest. Patapsco generally considers a period of delay in payment to include delinquency up to and including 90 days. Statement 114 requires that impaired loans be measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Statement 114 is generally applicable for all loans except large groups or smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in nonaccrual status since loans are placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due.

(1) Continued

Patapsco recognized interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated costs to sell. Costs relating to holding such real estate are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached.

Income Taxes

Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets (including tax loss carry forwards) are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Net Income per Share of Common Stock

Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator) for all periods presented. Fiscal year 2001 figures have been adjusted to reflect the 10% common stock dividend paid in December 2002.

(1) **Continued**

	Year ended			
	June 30, 2002		June 30, 2001	
	Basic	Diluted	Basic	Diluted
Net income	$1,136,914	1,136,914	1,017,630	1,017,630
Preferred Stock Dividends	186,373	-	126,925	-
Net Income Available to Common	950,541	1,136,914	890,705	1,017,630
Weighted average shares outstanding	361,646	361,646	341,439	341,439
Diluted securities:				
Preferred Stock	-	113,552	-	78,623
MRP shares	-	523	-	92
Options	-	21,744	-	3,808
Adjusted weighted average shares	361,646	497,494	341,439	423,962
Per share amount	$ 2.63	2.29	2.61	2.40

Stock-Based Compensation

In October 1995, the FASB issued Statement of Financial Standards No. 123 (Statement 123), *Accounting for Stock-Based Compensation.* Statement 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. Statement 123 allows companies to account for stock-based compensation either under the new provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees,* but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of Statement 123 had been adopted. The Company has continued to account for its stock-based compensation in accordance with APB 25. Information required by Statement 123 regarding the Company's stock-based compensation plans is provided in note 11.

Employee Stock Ownership Plan

Patapsco recognizes the cost of the ESOP in accordance with AICPA Statement of Position 93-6 *Employers' Accounting for Employee Stock Ownership Plans.* As shares are released from collateral, Patapsco reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt.

Reclassification and Restatement

Certain prior year's amounts have been reclassified to conform to the current year's presentation.

(2) Investment Securities

Investment securities, classified as available-for-sale, are summarized as follows as of June 30:

	2002			
	Amortized Cost	Unrealized gains	Unrealized Losses	Fair value
Equity securities	$ 223,734	41,563	6,010	259,287
Corporate Bonds	2,500,000	8,970	5,985	2,502,985
U.S. Government and Agency	2,251,309	10,630	18,256	2,243,683
	$4,975,043	61,163	30,251	5,005,955
	2001			
Equity securities	$ 217,064	-	17,867	199,197
Corporate Bonds	1,146,753	106,928	-	1,253,681
U.S. Government and Agency	680,414	54,920	-	735,334
	2,044,231	161,848	17,867	2,188,212

The equity investments have no stated maturity. The scheduled maturities of other investments available for sale at June 30, 2002 are as follows:

	2002	
	Amortized Cost	Fair Value
Due in one to five years	$ 4,001,309	4,004,633
Due after five through ten years	750,000	742,035
Due after ten years	-	-
	$4,751,309	4,746,668

Accrued interest receivable balances at June 30, 2002 and 2001 were $34,500 and $31,895, respectively.

In fiscal year 2002, the Company received proceeds of $2,004,510 from the sale of corporate and agency securities resulting in gross gains of $174,471.

In fiscal year 2001, the Company received proceeds of $3,117,985 from the sale of corporate and municipal securities resulting in gross gains of $169,475.

(3) Mortgage-Backed Securities

Mortgage-backed securities, classified as available-for-sale, are summarized as follows as of June 30:

	2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Government National Mortgage Association (GNMA)	$ 3,452,205	114,347	-	3,566,552
Federal National Mortgage Association (FNMA)	7,093,273	52,904	-	7,146,177
Federal Home Loan Mortgage Corporation (FHLMC)	2,964,574	27,938	-	2,992,512
	$13,510,052	195,189	-	13,705,241
	2001			
Government National Mortgage Association (GNMA)	$5,303,412	56,012	-	5,359,424
Federal National Mortgage Association (FNMA)	305,610	14,571	-	320,181
Federal Home Loan Mortgage Corporation (FHLMC	-	-	-	-
	$5,609,022	70,583	-	5,679,605

Accrued interest receivable at June 30, 2002 and June 30, 2001 was $68,729 and $32,293, respectively.

There were no sales of mortgage-backed securities in 2002.

In fiscal year 2001, the Company received proceeds of $250,715 from the sale of one FNMA security resulting in a gross gain of $1,355.

(4) Loans Receivable

Loans receivable and accrued interest receivable thereon are summarized as follows as of June 30:

	2002	2001
Real estate secured by first mortgage:		
Residential	$59,609,316	75,495,976
Commercial	15,487,336	13,541,630
Construction, net of loans in process	3,331,977	2,097,996
	78,428,629	91,135,602
Home improvement loans	9,562,248	11,427,469
Commercial loans	14,158,551	12,991,549
Home equity loans	3,096,376	2,315,451
Commercial leases	17,643,326	12,287,292
Loans secured by deposits	230,956	255,247
Consumer loans	1,344,524	1,145,294
	124,464,610	131,557,904

	2002	2001
Less:		
Deferred loan origination fees, net of costs	$ 66,162	16,961
Unearned interest consumer loans	290,314	330,995
Unearned interest commercial leases	3,975,799	1,601,808
Purchase accounting discount, net	344,528	613,888
Allowance for loan losses	1,438,073	1,160,612
Loans receivable, net	$118,349,734	127,833,640

Accrued interest receivable on loans was $693,000 and $804,100 at June 30, 2002 and 2001, respectively.

A substantial portion of the Company's loans receivable are mortgage loans secured by residential real estate properties. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. On first mortgage loans, the Company does not lend more than 95% of the appraised value of an owner occupied residential property and in instances where the Company lends more than 80% of the appraised value, private mortgage insurance is required. For investor loans on residential property (not owner occupied) the Company generally does not lend more than 75% of the appraised value.

The Company also originates leases with its commercial customers. Leases are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. Direct costs for the origination of leases for the years ended June 30, 2002 and 2001 were $35,400 and $28,000, respectively.

The Company's residential lending operations are focused in the State of Maryland, primarily the Baltimore Metropolitan area. While residential lending is generally considered to involve less risk than other forms of lending, payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area.

Impairment of loans having recorded investments of $698,473 and $181,500 at June 30, 2002 and 2001 respectively has been recognized in conformity with SFAS No. 114. The average recorded investment in impaired loans during 2002 and 2001 respectively was $686,650 and $348,300. There was an allowance for losses related to those loans of $154,000 and $ 73,900 at June 30, 2002 and 2001, respectively. The amount of interest that would have been recorded on impaired loans at June 30, 2001 and 2000, respectively had the loans performed in accordance with their terms was approximately $57,950 and $822, respectively. The actual interest income recorded on these loans during 2001 and 2000 was $32,960 and $8,900, respectively.

The Company, through its normal asset review process, classifies certain loans which management believes involve a degree of risk warranting additional attention. These classifications are special mention, substandard, doubtful and loss. At June 30, 2002 loans classified special mention, substandard and doubtful totaled approximately $2,489,234, $663,599 and $66,618. No loans were classified loss at June 30, 2001.

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2002	2001
Balance at beginning of year	$1,160,612	$ 742,809
Provision for losses on loans	560,000	432,500
Allowance assumed in acquisition	--	182,811
Charge-offs	(356,537)	(248,460)
Recoveries	73,998	50,952
Balance at end of year	$1,438,073	$1,160,612

Commitments to extend credit are agreements to lend to customers, provided that terms and conditions of the commitment are met. Commitments are generally funded from loan principal repayments, excess liquidity and savings deposits. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Substantially all of the Company's outstanding commitments at June 30, 2002 and 2001 are for loans, which would be secured by various forms of collateral with values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

Outstanding commitments to extend credit, which generally expire within 60 days, are as follows:

	2002 Fixed rate	Floating rate
Commercial business and lease loans	$1,661,796	2,800,000
Home equity loans		50,000
Undisbursed lines of credit	-	3,878,098
	2001	
Commercial business and lease loans	2,054,667	200,000
Undisbursed lines of credit	-	2,651,046

As of June 30, 2002 and 2001, Patapsco was servicing loans for the benefit of others, approximately $1,225,252 and $1,301,413, respectively.

(5) Property and Equipment

Property and equipment are summarized as follows at June 30:

	2002	2001	Estimated Useful lives
Land	$ 153,404	153,404	-
Building and improvements	1,055,803	1,054,045	40 years
Leasehold improvements	117,249	105,109	3 – 10 years
Furniture, fixtures and equipment	1,675,473	1,635,544	3 - 10 years
Total, at cost	3,001,929	2,948,102	
Less accumulated depreciation	1,945,123	1,754,677	
Property and equipment, net	$1,056,806	1,193,425	

At June 30, 2002, the minimal rental commitments under noncancellable operating leases are as follows:

Year ended June 30,

2003	58,748
2004	7,000
2005	-

(6) Deposits

The aggregate amount of jumbo certificates, each with a minimum denomination of $100,000, was approximately $7,601,000 and $10,747,000 in 2002 and 2001, respectively.

At June 30, 2002, the scheduled maturities of certificates are as follows:

Under 12 months	$ 35,148,000
12 months to 24 months	12,035,000
24 months to 36 months	12,421,000
36 months to 60 months	7,832,000
Greater than 60 months	70,000
	$67,506,000

(7) Borrowings

At June 30, 2002 and 2001, the Company has an agreement under a blanket-floating lien with the Federal Home Loan Bank of Atlanta providing the Company a line of credit of $38.3 and $41.0 million, respectively and a revolving line of credit of with The Bankers Bank of Atlanta, Georgia of $3.0 million and $3.0, respectively. At June 30, 2002 and 2001, the Company had $1.0 and $1.7 million outstanding under this line, respectively. At June 30, 2002, the Bank also has a Federal Funds accommodation with the Bankers Bank of $3.0 million at June 30, 2002 and $2.8 at June 30, 2001. The Company is required to maintain as collateral for its FHLB advances qualified mortgage loans in an amount equal to 175% of the outstanding advances. The Company has pledged the stock of The Patapsco Bank as collateral for borrowing from The Bankers Bank.

At June 30, the scheduled maturities of borrowings are as follows:

	2002		2001	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Under 12 months	$ 4,500,000	5.55	6,400,000	5.77
12 months to 24 months	4,000,000	4.45	4,500,000	5.55
24 months to 36 months	3,000,000	4.42	1,000,000	6.57
36 months to 48 months	2,100,000	5.74	-	-
48 months to 120 months	9,100,000	5.32	11,900,000	5.62
	$22,700,000	5.13	23,800,000	5.69

(8) Income Taxes

The provision for income taxes is composed of the following for the years ended June 30:

	2002	2001
Current:		
Federal	$477,385	696,441
State	106,592	159,771
	583,977	856,212
Deferred:		
Federal	109,487	(16,329)
State	24,994	(3,614)
	134,481	(19,943)
	$ 718,458	836,269

The net deferred tax assets consist of the following at June 30:

	2002	2001
Allowance for losses on loans	$ 555,384	448,229
Deferred compensation	256,105	341,727
Purchase accounting adjustment	167,358	334,918
Other, net	20,922	11,679
Total deferred tax assets	999,769	1,136,553
Unrealized holding losses	(87,319)	(82,864)
Tax bad debt reserve	--	(12,954)
Federal Home Loan Bank stock dividends	(133,311)	(133,311)
Accumulated depreciation	(65,350)	(69,363)
Other,net	(14,664)	--
Total deferred tax liabilities	(300,644)	(298,492)
Net deferred tax assets	$ 699,125	838,061

A reconciliation of the income tax provision and the amount computed by multiplying income before income taxes by the statutory Federal income tax rate of 34% is as follows for the years ended June 30:

	2002	2001
Tax at statutory rate	$ 630,826	630,325
State income taxes, net of Federal income tax benefit	86,847	115,095
Other	785	90,849
Income tax provision	$ 718,458	836,269

(8) Continued

The Company has qualified under provisions of the Federal Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts based on actual bad debt experience. Therefore, the provision for bad debts deducted from taxable income for Federal income tax purposes was based on the experience method.

(9) Regulatory Matters

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000. Patapsco pays an annual premium to provide for this insurance. Patapsco is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta equal to at least 1% of the unpaid principal balances of its residential mortgage loans, 3% of its total assets or 5% of its outstanding advances to Patapsco, whichever is greater. Purchases and sales of stock are made directly with Patapsco at par value.

Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.7 million of transaction accounts, reserves equal to 3% must be maintained on the next $47.8 million of transaction accounts, and a reserve of 10% plus $1,434,000 must be maintained against all remaining transaction accounts. These reserve requirements are subject to adjustments by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At June 30, 2002 the Bank met its reserve requirements.

Patapsco is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Patapsco's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patapsco must meet specific capital guidelines that involve quantitative measures of Patapsco's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Patapsco's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Patapsco to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 2001, that Patapsco meets all capital adequacy requirements to which it is subject.

(9) Continued

As of June 30, 2002, the most recent notification from banking regulators categorized Patapsco as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Patapsco must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in table. There are no conditions or events since that notification that management believes have changed the institution's category.

Patapsco's actual capital amounts and ratios are also presented in the table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2002:						
Total Capital (to Risk Weighted Assets)	$13,109	13.49%	$7,777	8.00%	$9,721	10.00%
Tier I Capital (to Risk Weighted Assets)	11,894	12.24%	3,888	4.00%	5,833	6.00%
Tier I Capital (to Average Assets)	11,894	7.73%	6,157	4.00%	7,696	5.00%
As of June 30, 2001:						
Total Capital (to Risk Weighted Assets)	$12,594	13.32%	$7,567	8.00%	$ 9,458	10.00%
Tier I Capital (to Risk Weighted Assets)	11,433	12.09%	3,783	4.00%	5,675	6.00%
Tier I Capital (to Average Assets)	11,433	7.15%	6,394	4.00%	7,992	5.00%

(10) Stockholders' Equity and Related Matters

In 1995, the Bank converted from a federally chartered mutual savings association to a capital stock savings bank. Simultaneously, the Bank consummated the formation of a holding company, Patapsco Bancorp, Inc., of which the Bank is a wholly-owned subsidiary. In connection with the Conversion, the Company publicly issued 362,553 shares of its common stock.

Federal regulations required that, upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with Patapsco after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts. At conversion the liquidation account totaled approximately $6,088,000.

(10) Continued

In addition to the foregoing, certain bad debt reserves of approximately $2,300,000 deducted from income for federal income tax purposes and included in retained income of Patapsco, are not available for the payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Patapsco, on the amount removed from the reserves for such distributions. The unrecorded deferred income tax liability on the above amount was approximately $897,000.

(11) Benefit Plans

Employee Stock Ownership Plan

Patapsco has established an Employee Stock Ownership Plan (ESOP) for its employees. On April 1, 1996 the ESOP acquired 28,480 shares of the Company's common stock in connection with Patapsco's conversion to a capital stock form of organization. The ESOP purchased an additional 12,861 shares as a result of the return of capital distribution paid by the Company in June 1997. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from Patapsco to the ESOP and earnings thereon.

All ESOP shares contain a "Put Option" which requires the Company to repurchase the share at the then fair market value subject to the availability of retained earnings. The "Put Option" may be exercised within 60 days of distribution of the shares and then again within 60 days after the fair market value determination date of the next plan year. The current fair market value of shares that have been allocated contain a "Put Option" of $671,724.

All employees of Patapsco who attain the age of 21 and complete six months of service with Patapsco will be eligible to participate in the ESOP. Participants will become 100% vested in their accounts after three years of service with Patapsco or, if earlier, upon death, disability or attainments of normal retirement age. Participants receive credit for service with Patapsco prior to the establishment of the ESOP.

For the years ended June 30, 2002 and 2001 compensation expense recognized related to the ESOP and Patapsco's contribution to the ESOP was $131,356 and $88,997, respectively.

The ESOP shares were as follows as of June 30:

	2002	2001
Shares released and allocated	34,835	27,805
Unearned shares	9,961	13,536
	44,796	41,341
Fair value of unearned shares	$ 284,387	298,469

(11) Continued

Directors Retirement Plan

Effective September 28, 1995, Patapsco adopted a deferred compensation plan covering all non-employee directors. The plan provides benefits based upon certain vesting requirements. Compensation expense recognized in connection with the Plan during the year ended June 30, 2002 and 2001 was $77,613 and ($1,368), respectively.

Stock Options

The Company's 1996 Stock Options and Incentive Plan (Plan) was approved by the stockholders at the 1996 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. In October 1996 the Company granted options to purchase 34,474 shares at $27.50 per share. Such shares and fair value have been adjusted to 43,093 shares at $18.91 per share for the effect of the return of capital distribution paid by the Company in June 1997. The shares and fair value have been further adjusted to 47,402 and $17.02 for the effect of the 10% stock dividend paid by the Company in December 2001. The Plan provides for one-fifth of the options granted to be exercisable on each of the first five anniversaries of the date of grant. Additional shares were granted to an officer and director in May 2000. The option price is $20.00 per share and vests as described above. If a participant in the Plan terminates employment for reasons other than death, disability, retirement at age 65 or change in control, he or she forfeits all rights to unvested shares.

The Company s 2000 Stock Option and Incentive Plan was approved by the stockholders at the 2000 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. The Plan provides for one-fifth of the options granted to be exercisable on each of the first five anniversaries of the date of grant. Under this plan, in August 2001 the Company granted options to purchase 20,000 shares at $25.88 per share. The shares and fair values have been adjusted to 22,000 and $23.29 for the effect of the 10% stock dividend paid by the Company in December 2001. As of June 30, 2002, none of the options granted under this plan had vested.

The following table summarizes the status of and changes in the Company's stock option plan during the past two years, as retroactively adjusted for the Company's return of capital and stock dividend.

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding at end of 2000	47,995	$17.02	23,764	17.02
Granted	-	-	-	-
Exercised	(3,707)	17.02		
Cancelled	(5,561)	17.02		
Outstanding at end of 2001	38,727	17.02	31,402	17.02

Granted	27,561	23.29		
Exercised	(3,373)	17.02		
Cancelled	(743)	23.29		
Outstanding at end of 2002	62,172	19.81	32,216	17.08

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to make certain disclosures as if the fair value method of accounting had been applied to the Company's stock option grants made subsequent to 1994. Accordingly, the Company estimated the grant date fair value of each option awarded in fiscal 2000 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 2.80%, risk-free interest rate of 6.75% and expected lives of 10 years. The assumption for expected volatility was 24.39%. Had 2002 and 2001 compensation cost been determined including the weighted-average estimate of fair value of each option granted of $5.20, the Company's net income would be reduced to proforma amount of $1,133,879 and $1,010,736, respectively. Proforma earnings, basic, per share would have been $2.61 and $2.58 and diluted, per share would have been $2.27 and $2.38, respectively, in fiscal 2002 and 2001.

Management Recognition and Stock Award Plan

Effective October 11, 1996, the Company established a Management Recognition Plan (MRP) to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers were awarded a total of 14,502 shares of stock, which are held in a separate trust that manages the MRP. The Company funded the MRP in 1997 by purchasing 14,502 shares of common stock in the open market. Shares awarded to participants in the MRP vest at a rate of 20% per year on each anniversary of the effective date of the MRP. During the year ended June 30, 1998, the Company approved a Stock Award Plan ("SAP") to one of its officers. The Plan provides for 1,247 shares to be vested at 25% per year beginning in October 1998. If a participant terminates employment for reasons other than death, disability, change in control or retirement he or she forfeits all rights to unvested shares. As of June 30, 2002, all shares have been vested. For the years ended June 30, 2002 and 2001, compensation expense related to the MRP and SAP was $8,700 and $9,300, respectively.

401(K) Retirement Savings Plan

The Company has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of 15%. The Company is obligated to contribute 3% of each employee's salary, whether or not the employee contributes their own money. All employees who have completed six months of service with the Company and are 21 years old are eligible to participate. The Company's contribution to this plan was $54,000 and $35,000 for the years ended June 30, 2002 and 2001, respectively.

(12) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107) requires the Company to disclose estimated fair values for certain on- and off-balance sheet financial instruments. Fair value estimates, methods, and assumptions are set forth below the Company's financial instruments as of June 30, 2002 and 2001.

(12) Continued

The carrying value and estimated fair value of financial instruments is summarized as follows at June 30:

	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
Assets:				
Cash and interest-bearing deposits	$11,125,000	11,125,000	5,342,000	5,342,000
Federal funds sold	3,732,000	3,732,000	5,819,000	5,819,000
Investment securities	5,006,000	5,006,000	2,188,000	2,188,000
Mortgage-backed securities	13,705,000	13,705,000	5,680,000	5,680,000
Loans receivable, net	118,350,000	128,000,000	127,834,000	134,571,000
Loans held for sale	-	-	9,914,000	10,094,000
Liabilities:				
Deposits	119,593,000	120,382,000	123,992,000	124,597,000
Borrowings	22,616,000	22,003,000	23,662,000	23,560,000
Advance payments by borrowers for taxes, insurance and ground rents	1,147,000	1,147,000	1,547,000	1,547,000
Off balance sheet instruments:				
Commitments to extend credit	-	-	-	-

Cash on Hand and in Banks

The carrying amount for cash on hand and in banks approximates fair value due to the short maturity of these instruments.

Short-term Investments

The carrying amount for short-term investments that consist of Federal funds sold, approximates fair value due to the overnight maturity of these instruments.

Investment Securities and Mortgage-Backed Securities

The fair value of investment securities and mortgage-backed securities is based on bid prices received from an external pricing service or bid quotations received from securities dealers.

(12) Continued

Loans

Loans were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential, multifamily and nonresidential, construction and land, second mortgage loans, commercial, and consumer. Each loan category was further segmented by fixed and adjustable rate interest terms.

The fair value of fixed rate loans was calculated by discounting anticipated cash flows based on weighted average contractual maturity, weighted average coupon and current loan origination rate. Adjustable rate loans were determined to be at fair value due to their adjustable rate nature.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

Savings Accounts

Under SFAS 107, the fair value of deposits with no stated maturity, such as noninterest bearing deposits, interest bearing NOW accounts, money market and statement savings accounts, is equal to the carrying amounts. The fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using the rate currently offered for deposits of similar remaining maturities.

Borrowed Funds

The fair value of borrowed funds was based on the discounted value of contractual cash flows..

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value.

Advance Payments by Borrowers for Taxes, Insurance and Ground Rents

The carrying amount of advance payments by borrowers for taxes, insurance and ground rents approximates its fair value.

(12) Continued

Off-Balance Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments and undisbursed lines of credit on commercial business loans. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contract amount of the financial instrument.

The Company uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet financial instruments. The fair values of such commitments are immaterial.

The disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles. Core deposit intangibles represent the value attributable to total deposits based on an expected duration of customer relationships.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

BOARD OF DIRECTORS

Thomas P. O'Neill
Chairman of the Board
Managing Director of American Express Tax and Business Services

Joseph J. Bouffard
President and Chief Executive Officer of the Company and the Bank

J. Thomas Hoffman
Self-employed financial consultant

Nicole N. Glaeser
Budget Director for Baltimore County Police Department

Douglas H. Ludwig
Retired Principal of the Baltimore County Public School System

Gary R. Bozel
Managing Principal
Gary R. Bozel & Associates, P.A.

Dr. Theodore C. Patterson
Retired Physician
Secretary of the Company

William R. Waters
Owner Bel Air Ponti ıc
Owner Bel Air Medicine, Inc.

ADVISORY DIRECTORS

Joseph N. McGowan
Retired Chairman of the Board

David G. Rittenhouse
Chief Executive Officer
Rittenhouse Fuel Company

EXECUTIVE OFFICERS

Joseph J. Bouffard
President and Chief Executive Officer

Frank J. Duchacek, Jr.
Senior-Vice President - Branch & Deposit Administration

Michael J. Dee
Vice-President - Treasurer
Chief Financial Officer

John W. McClean
Vice President - Real Estate Lending

Alan Herbst
Vice President – Consumer Lending

Laurence S. Mitchell
Vice-President – Commercial Lending

Brian G. Connelly
Vice-President – Commercial Leasing

OFFICE LOCATIONS

1301 Merritt Boulevard
Dundalk, Maryland 21222-2194
Telephone: (410) 285-1010

1844 E. Joppa Road
Baltimore, Maryland
(410) 665-5190

8705 Harford Road
Baltimore, Maryland
(410) 665-5600

Website: http://www.patapscobank.com

CORPORATE INFORMATION

Independent Certified Accountant
Anderson Associates, LLP
7621 Fitch Lane
Baltimore, Maryland 21236

General Counsel
Nolan Plumhoff & Williams
Suite 700, Nottingham Centre
502 Washington Avenue
Towson, Maryland 21204-4528

Transfer Agent and Registrar
Registrar and Transfer Co.
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-(800) 368-5948

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW, Suite 700
Washington, DC 20036

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held on October 24, 2002 at 4:00 p.m. at the office of The Patapsco Bank located at 1301 Merritt Boulevard, Dundalk, Maryland 21222.

Annual Report on Form 10-KSB

A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2002 Annual Meeting upon written request to: Corporate Secretary, Patapsco Bancorp, Inc., 1301 Merritt Boulevard, Dundalk, Maryland 21222-2194.

PATAPSCO BANCORP

1301 Merritt Boulevard • Dundalk, Maryland 21222
(410) 285-1010 • (410) 285-8524 Fax

Over 85 Years of Continuous Service

EQUAL HOUSING LENDER

FDIC INSURED